

November 20, 2014

<u>Via E-mail</u>
Mr. David H. Taylor
Chief Financial Officer
Lorillard, Inc.
714 Green Valley Road
Greensboro, North Carolina 27408-7018

   Re: **Lorillard, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed February 21, 2014
      File No. 1-34097

Dear Mr. Taylor:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Andrew Mew

        Andrew Mew
        Senior Assistant Chief Accountant